Urban Edge Properties

888 Seventh Avenue

New York, New York 10019

December 24, 2014

Via EDGAR

Mr. Thomas Kluck,

Unites States Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, NE,

Washington, DC 20549-7010

Re:                             Urban Edge Properties
Registration Statement on Form 10
File No. 001-36523

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, on behalf of Urban Edge Properties (the “Company”), the Company hereby requests that the effectiveness of its Registration Statement on Form 10, File No. 001-36523 (the “Registration Statement”), be accelerated to 9:00 A.M., New York City Time, on Tuesday, December 30, 2014 or as soon thereafter as practicable.

In connection with this request, the Company hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Company.  The Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the

Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact William G. Farrar of Sullivan & Cromwell LLP at (212) 558-4940 with any questions that you may have.  In addition, please notify Mr. Farrar when this request for acceleration has been granted.

Very truly yours,

URBAN EDGE PROPERTIES

/s/ Donald P. Casey
Donald P. Casey
Secretary

cc:	Jerard Gibson, Securities and Exchange Commission
William G. Farrar, Sullivan & Cromwell LLP